Exhibit (a)(9)

        FORM OF LETTER TO ELIGIBLE OPTION HOLDERS

May    , 2002

Dear            :

        As you know, Allegiance Telecom, Inc. is offering to exchange any and all of the unexercised stock options (whether vested or unvested) that have an exercise price of $5.50 or greater (excluding outperform stock options) that you hold under our 1998 Stock Incentive Plan, as amended, for restricted shares of our common stock. You should have received my April 26, 2002 letter describing this Offer, the Offer to Exchange and the Letter of Transmittal.

        We have amended the Offer to Exchange previously distributed to you. The material changes to the Offer to Exchange are described below:

(1)
We have extended the offer until Friday, May 31, 2002, at 12 midnight Central Standard Time. If you decide to tender your options, you must deliver (before May 31, 2002, 12 midnight, Central Standard Time), a properly completed and duly executed Letter of Transmittal, a duly executed Restricted Stock agreement and any other documents required by the Letter of Transmittal to Lisa Sutter, Allegiance Telecom, Inc., 9201 North Central Expressway, Dallas, TX 75231 (telephone: (469) 259-2848, facsimile: (469) 259-9130).

(2)
There are risks involved in tendering your options for shares of Restricted Stock. You should consider the information contained in the Offer to Exchange, the Letter of Transmittal, and the information under the caption "Risk Factors" on pages 24 through 35 of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002 (see Attachment 2 to this letter). In addition, you should consider the risks described below, in making your decision:

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You may lose the potential benefit of any vested options that you tender in this Offer. Your shares of Restricted Stock will vest 34% on September 30, 2002 with an additional 8.25% vesting on the last day of each quarter following that date. Even if the options you tender have vested, you will receive Restricted Stock with a new vesting schedule. As a result, you may lose the potential benefit of any vested options you tender in this Offer. You will generally forfeit any portion of the Restricted Stock you receive in this Offer that is not vested when your service with us terminates for any reason. In such case, your unvested Restricted Stock will expire, and will not continue to vest. If your service with us is terminated for any reason prior to September 30, 2002 (and your shares of Restricted Stock do not become "vested" due to your death, permanent physical disability or change in control prior to that date), you will forfeit all of your Restricted Stock.

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You may benefit from an increase in the trading price of our common stock to a lesser extent if you tender your options in this Offer. If the trading price of our common stock increases after this Offer, of which we can give you no assurance whatsoever, you may benefit to a lesser extent if you tender your options and receive Restricted Stock. For every four shares of common stock issuable under Eligible Options that are tendered and accepted for exchange and cancellation, we will issue three shares of Restricted Stock. If the trading price of our common stock increases above the exercise price of your tendered options, because of the higher number of options shares, you may benefit more from holding the options. We advise you to consult with your financial advisor regarding the potential benefits of holding your options at different trading prices of our common stock.

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You may incur tax liability in connection with receiving your Restricted Stock but never recognize any benefit from your Restricted Stock, or incur tax liability in excess of the amount you receive upon sale of your Restricted Stock. If you do not make an election under Section 83(b) of the Internal Revenue Code, upon the vesting of your Restricted Stock (unless you elect to defer the receipt of your Restricted Stock), you will be required to recognize additional income in an amount equal to the fair market value of the Restricted Stock that vests, determined on the date the shares vest. If the trading price of our common stock decreases after a vesting date before you sell the vested stock, you may receive an amount from the sale of your Restricted Stock that is less than your tax liability. If you make a Section 83(b) election, you will be required to recognize taxable income at the time you receive your Restricted Stock in an amount equal to the fair market value of the Restricted Stock you receive on that date. In addition, if you make a Section 83(b) election and subsequently forfeit your shares of Restricted Stock, you will receive nothing from those shares to offset your tax liability. Also, if the trading price of our common stock decreases after you receive your Restricted Stock, and your Restricted Stock subsequently vests, you may receive an amount from the sale of your Restricted Stock that is less than your tax liability.

(3)
The first paragraph of Section 10 of the Offer to Exchange has been amended and restated as follows:

  "A list of our directors and executive officers is attached to this Offer to Exchange as Schedule A. As of March 31, 2002, our executive officers and directors as a group beneficially owned options to purchase a total of 6,533,974 shares of our common stock, which represented approximately 27.33% of the shares subject to all options outstanding as of that date. The following directors and executive officers, who are Participants in this Offer to Exchange, have Eligible Options: (a) Clay Myers, our Senior Vice President of Finance and Accounting, has 300,000 Eligible Options that have an exercise price of $14.0156; (b) Mark Tresnowski, our Senior Vice President, General Counsel and Secretary, has 150,000 Eligible Options that have an exercise price of $14.0156; (c) Tony Parella, our Executive Vice President, has 600,000 Eligible Options that have an exercise price of $14.0156; (d) Reed Hundt, one of our directors, has 37,500 Eligible Options that have an exercise price of $14.0156; and (e) Andy Lipman, one of our directors, has 50,000 Eligible Options that have an exercise price of $14.0156. Based on discussions with each of these individuals, we anticipate that each will exchange all of their Eligible Options for shares of Restricted Stock pursuant to this Offer to Exchange."

(4)
The first paragraph of Section 17 has been amended and restated as follows:

  "This Offer to Exchange and our SEC reports referred to above include "forward-looking statements". When used in this Offer to Exchange, the words "anticipate," "believe," "estimate," expect," "intend" and "plan" as they relate to our company or our management are intended to identify these forward-looking statements. All statements by us regarding our expected future financial position and operating results, our business strategy, our financing plans and expected capital requirements, forecasted trends relating to our services or the markets in which we operate and similar matters are forward-looking statements. The documents that we have filed with the SEC, including our annual report on Form 10-K filed on April 1, 2002, discuss some of the risks that could cause our actual results to differ from those contained or implied in the forward-looking statements."

(5)
Attached is the form of Restricted Stock agreement that will govern shares of Restricted Stock issued to you in exchange for your tendered options. If you decide to tender your options, not only do you need to sign the Letter of Transmittal previously distributed to you, but you also need to sign the Restricted Stock agreement attached. Please deliver an executed copy of this agreement when you deliver your executed Letter of Transmittal. If you have already delivered your Letter of Transmittal, please execute and deliver the Restricted Stock agreement before May 31, 2002, 12 midnight, Central Standard Time. If we decide to accept all properly tendered options, we will notify you and return a fully executed copy of the Restricted Stock agreement to you.

We have included the following attachments to this letter. You should carefully review the financial information provided in these documents, in making your decision of whether to tender your options.

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  Attachment 1—copy of our Form 10-K for fiscal year ended December 31, 2001, which includes our audited financial statements for fiscal year ended December 31, 2001 (pages F-1 through F-22)

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  Attachment 2—copy our Form 10-Q for quarter ended March 31, 2002, which includes our unaudited financial information for the quarter ended March 31, 2002 (pages 3 through 10)

        If you have any questions about the Offer or this letter, please contact Lisa Sutter at (469) 259-2848. Once again, we thank you for your continued efforts on behalf of Allegiance Telecom, Inc.

Sincerely,

Royce J. Holland Chairman of the Board and Chief Executive Officer